Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-170223 and No. 333‑170224 on Form S-8 of our reports dated March 14, 2018, relating to the consolidated financial statements of Bravo Brio Restaurant Group, Inc. and subsidiaries (the “Company”) (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to certain conditions that give rise to substantial doubt about the Company’s ability to continue as a going concern), and the effectiveness of Bravo Brio Restaurant Group, Inc. and subsidiaries’ internal control over financial reporting, appearing in this Annual Report on Form 10-K of Bravo Brio Restaurant Group, Inc. for the year ended December 31, 2017.

/s/ Deloitte & Touche LLP

Columbus, Ohio
March 14, 2018